Exhibit 99.1

SEMI-MONTHLY STATUS UPDATE

MONTREAL, Canada, July 14, 2003 — Since its last status update, CINAR Corporation has reached an agreement with the Canadian Television Fund - License Fee Program (CTF — LFP), reinstating the Company to eligibility for funding under that program.

With the conclusion of the CTF-LFP agreement, CINAR has achieved a major milestone in reintegrating itself into the full range of public and private funding support programs in the Canadian television production industry.

CINAR Corporation is an integrated entertainment and education company involved in the development, production and post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's website is (www.cinar.com).

For information:

Nathalie Bourque Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.